mk

13011410

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amended
ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington DC
402

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SEC FILE NUMBER
8- 51808

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G.L.S. & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Clinton Avenue; Suite 707
(No. and Street)

Huntsville	Alabama	35801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory L. Smith — 256-539-4805
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Byrd, Smalley & Adams, PC
(Name – *if individual, state last, first, middle name*)

237 Johnston Street SE	Decatur	Alabama	35601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 3/9/13

G.L.S. & ASSOCIATES, INC.
ANNUAL REPORT
FORM X-17-A
12/31/2011
RESTATED

OATH OR AFFIRMATION

I, Gregory L. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G.L.S. & Associates, Inc., as of December 31, 20 11 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

My commission expires 6/26/2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G.L.S. & ASSOCIATES, INC.

ANNUAL REPORT

FORM X-17-A

12/31/2011

RESTATED

G.L.S. & ASSOCIATES, INC.

TABLE OF CONTENTS

Byrd, Smalley
& Adams, P.C.
Certified Public Accountants & Consultants

Telephone (256) 353-1611
Facsimile (256) 353-1578

237 Johnston Street S.E.
Post Office Box 2179
Decatur, AL 35602-2179

www.byrdsmalley.com

Timothy A. Smalley, CPA
John R. Adams, CPA

Larry O. Byrd, CPA
Laura S. Berry, CPA
Kerry A. Burroughs, CPA
Daphne L. Baker, CPA
Shannon C. Dunaway, CPA
Lisa A. Nuss, CPA
James B. Cole, CPA

Independent Auditor's Report

Board of Directors
G.L.S. & Associates, Inc.
Huntsville, Alabama

We have audited the accompanying statements of financial condition of G.L.S. & Associates, Inc. as of December 31, 2011, and the related statements of income, the statements of cash flows, changes in stockholders' equity, and changes in liabilities subordinated to claims of general creditors for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G.L.S. & Associates, Inc. as of December 31, 2011, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 12 to the financial statements, the Company changed its policy for revenue recognition of investment advisory fee income. The resulting effect is shown as an adjustment to the beginning balance of stockholders' equity and all financial statement amounts have been restated.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Byrd, Smalley & Adams, P.C.

February 25, 2013

CPA
America Counts on CPAs℠

MEMBER: American Institute of Certified Public Accountants
Alabama Society of Certified Public Accountants

G.L.S. & Associates, Inc.

STATEMENT OF FINANCIAL CONDITION

December 31,

	2011 Restated
ASSETS	
Current Assets	
Cash	$ 95,669
Accounts receivable	80,971
Prepaid expenses	114,451
Deferred tax asset	31,740
Total Current Assets	322,831
Fixed Assets	
Equipment, net of depreciation	36,940
TOTAL ASSETS	$ 359,771
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities	
Payable to brokers	$ 47,773
Accounts payable and accrued liabilities	87,041
Income taxes payable	14,350
Deferred revenue	252,451
Other payables	8,000
Total Current Liabilities	409,615
Stockholders' Equity	
Common Stock	1,000
Treasury Stock, at cost	(96,000)
Retained Earnings	45,156
Total Stockholders' Equity	(49,844)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 359,771

The accompanying notes are an integral part of these financial statements

G.L.S. & Associates, Inc.
STATEMENT OF INCOME
For the years ended December 31,

	2011 Restated
INCOME	
Commissions income	$ 208,439
Bond Management Program income	413,388
Seasonal Equity Program income	241,113
Trails income	894,766
Securities income	24,350
TOTAL INCOME	1,782,056
OPERATING EXPENSES	
Salaries and commissions	1,221,154
Payroll taxes	66,047
Employee benefits	131,935
Rent	114,630
Insurance	23,085
Office expenses	41,450
Advertising	25,813
Meals and entertainment	17,342
Fees and subscriptions	23,973
Licenses and taxes	1,412
Telephone	17,963
Sales training	9,847
Accounting	11,834
Repairs and maintenance	1,236
Travel and transportation	9,885
Depreciation	4,041
Miscellaneous	2,920
TOTAL OPERATING EXPENSES	1,724,567
INCOME FROM OPERATIONS	57,489
OTHER INCOME (EXPENSES)	
Other Income	207
Other gains and losses	2,011
TOTAL OTHER INCOME	2,218
INCOME BEFORE INCOME TAXES	59,707
PROVISION FOR INCOME TAXES	(10,655)
NET INCOME	$ 49,052

The accompanying notes are an integral part of these financial statements.

G.L.S. & Associates, Inc.
STATEMENT OF CASH FLOWS
For the years ended December 31,

		2011 Restated
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	49,052
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		4,041
(Increase) decrease in receivables		(15,378)
(Increase) decrease in prepaid expenses		(9,359)
(Increase) decrease in deferred tax asset		(3,695)
Increase (decrease) in accounts payable		24,070
Increase (decrease in income taxes payable		9,411
Increase (decrease) in deferred revenue		25,421
Total adjustments		34,511
Net cash provided (used) by operating activities		83,563
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash payments for purchase of equipment		(23,990)
Cash payments for the purchase of treasury stock		(64,000)
Net cash provided (used) by investing activities		(87,990)
Net increase (decrease) in cash and cash equivalents		(4,427)
Cash and cash equivalents at beginning of year		100,096
Cash and cash equivalents at end of year	$	95,669
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income taxes	$	4,327

The accompanying notes are an integral part of these financial statements.

G.L.S. & Associates, Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31,

		2011 Restated
Stockholders' Equity, Beginning of Period		
As previously reported	$	66,997
Cumulative effect of correction of an error, net of tax (Note 12)		(93,893)
As Restated		(26,896)
Less Treasury Stock Purchased		(72,000)
Net Income, as restated		49,052
Stockholders' Equity, End of Period	$	(49,844)

The accompanying notes are an integral part of these financial statements.

G.L.S. & Associates, Inc.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
For the years ended December 31,

	2011 Restated
Balance, Beginning of Period	$ -
Increases (Decreases)	-
Balance, End of Period (Note 13)	$ -

The accompanying notes are an integral part of these financial statements.

G.L.S. & Associates, Inc.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer firm and an investment advisory firm. The broker dealer is a member of FINRA and SIPC. The investment advisor firm is registered with the SEC. The Company is an Alabama Corporation.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The Company prepares its financial statements using U.S. generally accepted accounting principles on the accrual basis.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to makes estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition: The Company receives commissions from the purchase of investment products by its customers which is earned and recorded as revenue upon completion of the related transactions. It also receives investment advisory fees, on an annual, quarterly, or monthly basis, for continuing management of the assets that is recorded as revenue over the period for which the services are provided. Amounts paid in advance are deferred until earned.

Compensation paid to employees attributable to deferred investment management fees received, is recorded as a prepaid expense until the related revenue has been earned.

Cash and Cash Equivalents: For the purposes of cash flows, the Company considers all short-term investments with a maturity of three months or less to be cash equivalents.

Property and Equipment: Property and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimate useful lives of the assets.

Advertising: The company follows the policy of charging the costs of advertising to expense as incurred.

Income Taxes: The amount of current or deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits, if material, are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ACS 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE 3 ACCOUNTS RECEIVABLE

Accounts receivable consists of the following at December 31,:

		2011
Mutual Fund Commissions	$	1,896
Bond Management Program Commission		10,178
Seasonal Equity Program Commission		3,145
Variable Annuity Commissions		196
Trails Commissions--Mutual Funds		190
Trails Commissions--Variable Annuities		64,858
Corporate Bonds Commissions		508
Total Accounts Receivable	$	80,971

All commissions are deemed collectible by management; therefore, there is no allowance for doubtful accounts.

NOTE 4 PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31,:

		2011
Equipment & Furnishings	$	59,349
Less: Accumulated Depreciation		(22,409)
Total Property and Equipment	$	36,940

NOTE 5 STOCKHOLDERS' EQUITY

The company has authorized 100,000 shares of $.01 par value common stock. At December 31, 2011, 96,900 shares were outstanding, and treasury stock of 3,100 shares have been recorded at cost.

NOTE 6 RETIREMENT PLAN

The Company sponsors a retirement plan for the employees. Participants are allowed to defer up to $16,500 (employees over age 50 may defer an additional $5,500), and the company matches up to four percent of eligible compensation. Additionally, the Company may elect to make an additional discretionary contribution amount. The company contributed $73,247 for the year ended December 31, 2011.

NOTE 7 FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company's revenues are dependent upon the fluctuations of the stock market. Consequently, the ability of the Company to collect the amounts due from it customer is affected by economic fluctuations related to this industry.

The Company maintains bank balances at a financial institution located in Huntsville, Alabama. The Federal Deposit Insurance Company (FDIC) insures accounts up to $250,000 at each institution. At December 31, 2011, the company had no uninsured balances.

NOTE 8 INCOME TAXES

The Company uses an accelerated depreciation method for tax purposes. As a result of the difference of accounting for depreciation for tax purposes and book purposes, a net deferred tax liability is created; however, these amounts are immaterial to the financial statements.

The current and deferred (if material) portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB ACS 740 are as follows:

	2011
Current:	
Federal	$ 10,920
State	3,430
Total Current	14,350
Deferred:	
Federal	(2,651)
State	(1,044)
Total Deferred	(3,695)
Total Provision for income tax	$ 10,655

The Company's effective federal income tax rate is composed of a federal rate of 15% and a state rate of 6.5% for a total of 21.5%.

For 2011, the deferred tax asset is composed entirely of the timing difference for the recognition of investment advisory income and related compensation expenses.

The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date.

The Company's federal and state income tax returns are subject to audit, generally for a period of three years from the date they were filed.

NOTE 9 LEASES

The company leases its office facilities in Huntsville, Alabama. The current lease has been extended to February 28, 2016. The base (minimum) monthly lease payments from March 1, 2011 through February 28, 2012 are $7,974. For the period beginning March 1, 2012 through February 28, 2013 the minimum payments will be $8,164. For the period beginning March 1, 2013 through February 28, 2015 the minimum payments will be $8,346. For the period beginning March 1, 2015 through February 28, 2016 the minimum payments will be $8,531. Rent expense for the year ended December 31, 2011 was $86,150.

Future minimum rental payments are as follows:

2012	$	97,588
2013	$	99,784
2014	$	100,147
2015	$	102,002
2016	$	17,062

Additional amounts are also due under the terms of the lease for excess building operating costs.

The company also has a lease for a condominium in Orange Beach, Alabama owned by the President of G.L.S. and Associates. The lease is cancelable upon 30 days notice by either party. The condo is available for use by employees and business associates of G.L.S. & Associates. Rent is charged at $2,500 per month. Rent expense for the year ended December 31, 2011 were $28,480.

NOTE 10 RELATED PARTY TRANSACTIONS

The Company has entered into a lease for a condominium which is owned by the President of G.L.S. & Associates. See Note 10 for details of the lease. The lease was terminated effective November 30, 2012.

NOTE 11 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital, as originally reported of $13,706, which was $3,229 in excess of its required net capital of $10,477. As a result of a correction of an accounting error that is more fully explained in Note 12, the Company determined on November 23, 2012 that its net capital was less than the minimum requirements by $266,053. Also see Note 13.

NOTE 12 CORRECTION OF AN ERROR

Previously, the Company recognized revenue for investment advisory fees when billed to the customer, which was at the beginning of the period for which management services were to be provided. In the fourth quarter of 2012, during a routine examination by the Company's regulatory agency, FINRA, the Company and FINRA agreed this method should be changed. The appropriate method under generally accepted accounting principles is to defer the investment advisory fees until such time as the revenue had been earned, which is ratably over the duration of services provided. Related to the recognition of revenue, is the payment to employees of compensation based on the investment advisory fee income. Accordingly, the expense for these costs will be matched to the period when the related revenue is earned.

In accordance with FASB ASC 250, this change is treated as a correction of an error. The cumulative effect of both the changes in revenue and related compensation expense is shown net of income tax as an adjustment to the beginning balance of stockholders' equity. All affected financial statement amounts have been restated.

NOTE 13 SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 25, 2013, the date which the financial statements were available to be issued.

On November 29, 2012, G.L.S. & Associates, Inc. entered into a subordinated loan agreement in the amount of $200,000 with the Company's major shareholder.

SUPPLEMENTARY INFORMATION

G.L.S. & Associates, Inc.
COMPUTATION OF NET CAPITAL
December 31,

	Restated 12/31/2011
Total stockholders' equity from Statement of Financial Condition	$ (49,844)
Deduct stockholders' equity not allowable for Net Capital	-
Total stockholders' equity qualified for Net Capital	(49,844)
Deductions and/or changes:	
Nonallowable assets from Statement of Financial Condition	
Property and equipment, net	36,940
Accounts receivable - Commissions	308
Accounts receivable - Registered Investment Advisor Fee	5,462
Prepaid expenses	114,451
Deferred tax asset	31,740
Total nonallowable assets from Statement of Financial Condition	188,901
Net Capital, before haircuts on securities positions	(238,745)
Haircut on securities: other securities	-
Net Capital	(238,745)
Net Capital Requirement	27,308
Deficit Net Capital	$ (266,053)

See accountants' report and notes to the financial statements.

G.L.S. & Associates, Inc.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

December 31, 2011

The firm of G.L.S. & Associates, Inc. is exempt from SEC Rule 15c3-3 under section K(1) due to limited business (mutual funds and /or variable annuities only).

See accountants' report and notes to the financial statements.

G.L.S. & Associates, Inc.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS

December 31, 2011

The firm of G.L.S. & Associates, Inc. is exempt from SEC Rule 15c3-3 under section K(1) due to limited business (mutual funds and /or variable annuities only).

See accountants' report and notes to the financial statements.

G.L.S. & Associates, Inc.
RECONCILIATION OF NET CAPITAL
December 31, 2011

Line	Description	As Originally Reported	As Audited	Difference	Explanation
STATEMENT OF FINANCIAL CONDITION					
11	Other Assets	-	146,191	146,191	Deferred tax asset and prepaid Commissions
17	Accounts Payable	109,391	361,842	252,451	Deferred revenue on commissions
23d	Retained Earnings	151,416	45,156	(106,260)	Correction of deferred revenue error in 2010.
STATEMENT OF INCOME					
2a	Gains or losses on firm securities trading accounts	(953)	(748)	205	Accrue additional revenue
7	Fees for account supervision investment advisory services	185,920	160,495	25,425	Change in revenue due to change in revenue recognition
10	Salaries for voting stockholders	265,639	256,053	9,586	Change in commissions expense due to change in expense recognition
18	Provision for income tax	(26,051)	(29,746)	3,695	Reduction in accrual of income tax

NET CAPITAL COMPUTATION: As a result of the above modifications, net capital decreased by $279,759.

G.L.S. & Associates, Inc.
COMPUTATION OF AGGREGATE INDEBTNESS
December 31,

	2011 Restated
Total liabilities from Statement of Financial Condition	$ 409,615
Less: Non-Aggregate Indebtedness	-
Total Aggregate Indebtedness	$ 409,615

See accountants' report and notes to the financial statements.

Byrd, Smalley
& Adams, P.C.
Certified Public Accountants & Consultants

Telephone (256) 353-1611
Facsimile (256) 353-1578

237 Johnston Street S.E.
Post Office Box 2179
Decatur, AL 35602-2179

www.byrdsmalley.com

Timothy A. Smalley, CPA
John R. Adams, CPA

Larry O. Byrd, CPA
Laura S. Berry, CPA
Kerry A. Burroughs, CPA
Daphne L. Baker, CPA
Shannon C. Dunaway, CPA
Lisa A. Nuss, CPA
James B. Cole, CPA

Independent Accountants' Report on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
G.L.S. & Associates, Inc.
Huntsville, Alabama

In accordance with Rule 17a5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by G.L.S. & Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating G.L.S. & Associates, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). G.L.S. & Associates, Inc.'s management is responsible for the G.L.S. & Associates, Inc.'s compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Byrd, Smalley & Adams, P.C.

February 22, 2012

CPA America Counts on CPAs℠

MEMBER: American Institute of Certified Public Accountants
Alabama Society of Certified Public Accountants

Byrd, Smalley
& Adams, P.C.
Certified Public Accountants & Consultants

Telephone (256) 353-1611
Facsimile (256) 353-1578

237 Johnston Street S.E.
Post Office Box 2179
Decatur, AL 35602-2179

www.byrdsmalley.com

Timothy A. Smalley, CPA
John R. Adams, CPA

Larry O. Byrd, CPA
Laura S. Berry, CPA
Kerry A. Burroughs, CPA
Daphne L. Baker, CPA
Shannon C. Dunaway, CPA
Lisa A. Nuss, CPA
James B. Cole, CPA

Report on Internal Control

Board of Directors
GLS & Associates, Inc.
Huntsville, Alabama

In planning and performing our audit of the financial statements of G.L.S. & Associates, Inc., as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

CPA
America Counts on CPAs℠

MEMBER: American Institute of Certified Public Accountants
Alabama Society of Certified Public Accountants

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charge with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Byrd, Smalley & Adams, P.C.

February 22, 2012